Commission File Number 001-31914
EXHIBIT 99.1
If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser
If you have sold or transferred all your shares in China Life Insurance Company Limited, you should at once hand this circular and the accompanying proxy form, the reply slip for the Extraordinary General Meeting to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
PROPOSED ISSUE OF SUBORDINATED TERM DEBTS
AND
NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2011
A notice convening the Extraordinary General Meeting of China Life Insurance Company Limited to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Friday, 14 October 2011 at 10:00 a.m. is set out on pages 4 to 6 of this circular.
Whether or not you are able to attend the Extraordinary General Meeting, you are advised to read the notice of Extraordinary General Meeting and to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited; and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours before the time appointed for convening the Extraordinary General Meeting or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Extraordinary General Meeting or at any adjourned meeting if you so wish.
If you intend to attend the Extraordinary General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Saturday, 24 September 2011.
26 August 2011

Commission File Number 001-31914
TABLE OF CONTENTS

Pages

DEFINITIONS	1

LETTER FROM THE BOARD	2

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2011	4

- i -

Commission File Number 001-31914
DEFINITIONS
In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in Renminbi

“EGM” or “Extraordinary General Meeting”	the first extraordinary general meeting 2011 of the Company to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Friday, 14 October 2011 at 10:00 a.m.

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board” or “Board of Directors”	the board of Directors of the Company

“CIRC”	the China Insurance Regulatory Commission

“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the PRC with limited liability

“Directors”	directors of the Company

“H Share(s)”	overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on The Stock Exchange of Hong Kong Limited and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC” or “China”	the People’s Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region of the PRC, and Taiwan region

“RMB”	the lawful currency of the PRC

Note:	If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

Commission File Number 001-31914
LETTER FROM THE BOARD
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 2628)

Board of Directors:
Chairman and Executive Director:
Mr. Yuan Li
President and Executive Director:
Mr. Wan Feng
Vice Presidents and Executive Directors:
Mr. Lin Dairen, Ms. Liu Yingqi
Non-executive Directors:
Mr. Miao Jianmin, Mr. Shi Guoqing,
Ms. Zhuang Zuojin
Independent Non-executive Directors:
Mr. Ma Yongwei, Mr. Sun Changji,
Mr. Bruce Douglas Moore,
Mr. Anthony Francis Neoh
Office Address:
16 Financial Street
Xicheng District
Beijing 100033
PRC
Place of business in Hong Kong:
25th Floor, C.L.I. Building
313 Hennessy Road, Wanchai
Hong Kong

26 August 2011

To the shareholders
Dear Sir or Madam,
1.	INTRODUCTION
On behalf of the Board of Directors, I invite you to attend the EGM to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Friday, 14 October 2011 at 10:00 a.m.
The purpose of this circular is to provide you with the notice of the EGM and the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed special resolution at the EGM.
2.	PROPOSED ISSUE OF SUBORDINATED TERM DEBTS
Reference is made to the announcement of the Company dated 23 August 2011. In order to meet the demand for its long-term business development, increase its solvency ratio and further optimize its capital structure, the Company proposes to issue subordinated term debts to replenish its supplementary capital. The Board has approved the proposal in relation to the issue of subordinated term debts with an aggregate amount of not exceeding RMB30 billion by the Company. The subordinated term debts shall be issued to qualified investors who meet the relevant regulatory requirements, with a term of no less than 5 years and by reference to market interest rate. The proceeds of the subordinated term debts will be used to replenish the Company’s supplementary capital and raise the solvency ratio of the Company.

Commission File Number 001-31914
LETTER FROM THE BOARD
The Board hereby puts forward to the EGM to consider and approve the issue of subordinated term debts and to authorize the Board to delegate the management of the Company to handle matters in relation to the issue of subordinated term debts, including, without limitation, filing with and obtaining approvals from relevant governmental departments and/or regulatory authorities; executing and delivering all relevant documents; and formulating and implementing a detailed proposal with respect to the issue of subordinated term debts, including, without limitation, the size of the issue, the timing of the issue, the tranches, the terms and conditions of the issue, the term of the debts, the coupon rate, the registration of subordinated term debts for custody purpose and the measures for the administration of the subordinated term debts. The resolution to be sought in relation to the authorization for the issue of subordinated term debts will be valid for 12 months from the date of approval by the shareholders’ general meeting of the Company.
The issue of subordinated term debts is subject to (i) the approval of shareholders at the shareholders’ general meeting of the Company; and (ii) the approvals of CIRC and other relevant governing authorities.
3.	THE EGM
The notice of EGM is set out on pages 4 to 6 of this circular. At the EGM, a special resolution will be proposed to approve the issue of subordinated term debts.
The proxy form and the reply slip of the EGM are enclosed.
If you intend to appoint a proxy to attend the EGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours before the time stipulated for convening the EGM or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the EGM or at any adjourned meeting if you so wish.
If you intend to attend the EGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before 24 September 2011.
4.	VOTING BY POLL
According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the EGM will exercise his power under the Articles of Association to demand a poll in relation to the proposed resolution at the EGM.
5.	RECOMMENDATION
The Board considers that the resolution proposed for consideration and approval by the shareholders at the EGM is in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends shareholders to vote in favour of the proposed resolution at the EGM.

Yours faithfully,
Yuan Li
Chairman

Commission File Number 001-31914
NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2011
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 2628)
NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2011
NOTICE IS HEREBY GIVEN that the First Extraordinary General Meeting 2011 of China Life Insurance Company Limited (the “Company”) will be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Friday, 14 October 2011 at 10:00 a.m. (the “EGM”) to consider and, if thought fit, to pass the following special resolution:
SPECIAL RESOLUTION
To consider and approve the issue of subordinated term debts under the following terms and conditions, subject to the approval from the China Insurance Regulatory Commission:
1.	size of the issue: not exceeding RMB30 billion;

2.	term of the debts: no less than 5 years;

3.	coupon rate: by reference to market interest rate;

4.	target investors: qualified investors who meet the relevant regulatory requirements;

5.	use of proceeds: to replenish the Company’s supplementary capital and raise the solvency ratio of the Company;

6.	validity period of the resolution: 12 months from the date of approval of the issue of subordinated term debts by the shareholders’ general meeting of the Company;
and to authorize the Board to delegate the management of the Company to handle matters in relation to the issue of subordinated term debts, including, without limitation, submitting to, filing with and obtaining approvals and consents from relevant governmental departments and/or regulatory authorities; executing, implementing, revising, supplementing, completing, delivering and issuing all agreements, contracts and documents (including, without limitation, announcements, circulars and underwriting agreements, etc.) in connection with the issue of subordinated term debts to the relevant regulatory authorities, stock exchanges, organizations and/or individuals within or outside China; formulating and implementing a detailed proposal with respect to the issue of subordinated term debts, including, without

Commission File Number 001-31914
NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2011
limitation, the size of the issue, the timing of the issue, the tranches, the terms and conditions of the issue, the term of the debts, the coupon rate, the registration of subordinated term debts for custody purpose and the measures for the administration of the subordinated term debts; and after taking into account the actual circumstances, market conditions, policy changes and opinions from the relevant regulatory authorities and stock exchanges within or outside China, making necessary changes to the detailed proposal with respect to the issue of subordinated term debts and determining the timing of the issue. The authorization for the issue of subordinated term debts will be valid for 12 months from the date of approval by the shareholders’ general meeting of the Company.

By Order of the Board
Heng Kwoo Seng
Company Secretary
26 August 2011
As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Mr. Yuan Li, Mr. Wan Feng,
Mr. Lin Dairen, Ms. Liu Yingqi

Non-executive Directors:	Mr. Miao Jianmin, Mr. Shi Guoqing, Ms. Zhuang Zuojin

Independent Non-executive Directors:	Mr. Ma Yongwei, Mr. Sun Changji, Mr. Bruce Douglas Moore, Mr. Anthony Francis Neoh
Notes:
1.	ELIGIBILITY FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Extraordinary General Meeting from Wednesday, 14 September 2011 to Friday, 14 October 2011 (both days inclusive), during which period no transfer of H shares will be registered. In order to attend the Extraordinary General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Monday, 12 September 2011.

The Company will announce separately on the Shanghai Stock Exchange regarding details of A Share shareholders’ eligibility for attending the Extraordinary General Meeting.

2.	PROXY
(1)
Each shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

Commission File Number 001-31914
NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2011
(2)
The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other document of authorization must be notarized.

To be valid, for holders of H Shares, the form of proxy and notarized power of attorney or other document of authorization must be delivered to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time appointed for the Extraordinary General Meeting (the form of proxy for use at the Extraordinary General Meeting is attached herewith).

3.	REGISTRATION PROCEDURES FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING
(1)
A shareholder or his proxy should produce proof of identity when attending the Extraordinary General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

(2)
Shareholders of the Company intending to attend the Extraordinary General Meeting in person or by their proxies should return the reply slip for attending the Extraordinary General Meeting in person, by mail or by fax to Computershare Hong Kong Investors Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Saturday, 24 September 2011.

4.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Extraordinary General Meeting will exercise his power under the Articles of Association to demand a poll in relation to the proposed resolution at the Extraordinary General Meeting.

5.	MISCELLANEOUS
(1)	The Extraordinary General Meeting is expected to be held for less than half a day. Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(2)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code	:	100033
Contact office	:	Board Secretariat
Telephone No.	:	86 (10) 6363 2963; 86 (10) 6363 2962
Facsimile No.	:	86 (10) 6657 5112